Exhibit 99.1

Sierra Metals Announces Filing of NI 43-101 Technical Report on the Preliminary Economic Assessment Report for a 66% Output Expansion at its Yauricocha Mine in Peru to 5,500 Tonnes Per Day Yielding a 486% Return on Investment

TORONTO, Aug. 13, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") has filed a technical report prepared in accordance with National Instrument 43-101 ("NI 43-101") on the Yauricocha Mine (the "Report"). The Report supports the disclosure made by the Company in its news release dated June 27, 2018, entitled "Sierra Metals Announces Positive Preliminary Economic Assessment Results for a 66% Output Expansion at its Yauricocha Mine in Peru to 5,500 Tonnes Per Day Yielding a 486% Return on Investment."

The Report is based on technical inputs from various independent consulting groups, including; SRK, Redco, Ingenieria Carillo, Anddes, Tierra Group and Geoservice Engineers and was compiled under National Instrument 43-101 standards by Mining Plus Peru SAC. There are no material differences in the Preliminary Economic Assessment results contained in the Report from those disclosed in the June 27, 2018 news release.

This subsequent report is based on the results from a 43-101 Technical Report on the Yauricocha Mine dated November 10, 2017 with an effective date of July 31, 2017 entitled "NI 43-101 Technical Report on Resources and Reserves Yauricocha Mine Yauyos Province, Peru", that was prepared by independent SRK Consulting (U.S.), Inc.

The Report included PEA results with:

  After-tax Net Present Value (NPV): US$393 Million at an 8% discount rate
  Return on Investment (ROI): 486%
  After-tax Payback Period Life of Mine Capital: 4.1 years
  Life of Mine Capital Cost: US$238 Million
  Net After-tax Cash Flow: US$532 Million
  Total Operating Unit Cost: US$43.86/tonne
  Mine Processing Rate: 5,500 tonnes per day (TPD)
  Plant Processing Rate: 5,500 TPD
  Life of Mine: 10 years based on existing Mineral Resource Estimate
  Life of Mine Zinc Payable Production 621.1 Million Pounds

The Report dated August 8, 2018, with an effective date of July 31, 2017, is entitled "NI 43-101 Preliminary Economic Assessment (PEA) for the Yauricocha Mine Peru" and was prepared by independent consultant Mining Plus Peru SAC.

Signed by Qualified Persons:

Enrique Rubio, Ph.D.

Matthew Hastings, MSc Geology, MAusIMM (CP)

Augusto Chung, FAusIMM CP

The information in this announcement regarding the PEA results included in the Report is qualified in its entirety by reference to the Report. The Report is available for review on SEDAR (www.sedar.com), EDGAR (www.SEC.gov) and the Company's website(www.sierrametals.com).

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 13-AUG-18